June 8, 2007

Mail Stop 4561

Michael Rideman
Chief Executive Officer
Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL  33134

Re:	Veracity Management Global, Inc.
	Amendment No. 2 to Registration Statement on Form 10-SB
	File No. 0-52493
      Filed May 29, 2007

Dear Mr. Rideman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the information in the following sections:

* Dependence on Major Customers
* Employees
* Risk Factors:
* Dependence on One Major Customer
* Possible Issuance of Additional Securities
* Shares Eligible for Future Sale

Item 2.  Management`s Discussion and Analysis and Results of
Operation

Results of Operations for the Three and Six Months Ended December
31,
2006 Compared to Three and Six Months Ended December 31, 2005

2. We have reviewed your response to prior comment 2. Please tell us whether the IT consulting services received in exchange for non-cash compensation were related to the services you provide to your customers and thus would represent costs of services.

Plan of Current and Future Financing of Our Operations for the
year
2007

3. We note your revisions in response to prior comment 4. It does not appear that your loss from operations for the nine month period ended March 31, 2007 agrees to the amount per your financial statements. Please advise or revise.

Financial Statements

Veracity Management Global, Inc. (Formerly Known as Kirshner
International Inc.) Unaudited Financial Statements for the three and nine months ended March 31, 2007

Consolidated Statements of Operations (Unaudited)

4. Your statements of operations for all periods presented do not appear to be mathematically accurate.  Please advise or revise.
Please also revise the statements as presented in your March 31,
2007
Form 10-QSB as applicable.

Consolidated Statements of Cash Flows (Unaudited)

5. Your statement of cash flows as presented here is inconsistent with that presented in your Form 10-QSB/A for the period ended March
31, 2007. Further, your cash flows from investing activities for the nine month period appear inconsistent with the cash flows for the six months ended December 31, 2006. Please revise as appropriate.

Note 3 - Common Stock Transactions

6. The exercise price of your warrants of $1.00 is inconsistent with the warrant exercise price of $.01 per Note 3 of the VMGG financial statements for the period ended December 31, 2006. Please explain this inconsistency.

Veracity Management Global, Inc. (Formerly Known as Secured
Financial
Data, Inc.) Unaudited Financial Statements for the six months ended
December 31, 2006

Note 6 - Stock Based Compensation

7. We note your response to prior comment 12. Given that the SFD audited June 30, 2006 financial statements do not reflect the change in number of warrants or their exercise price due to the 73:1 share exchange, please revise to disclose the terms of these 7,300,000 warrants in the June 30, 2006 financial statements of VMGG.

*	*	*
       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473, or Kevin Woody at (202) 551-3629.  Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

      Sincerely,



Elaine Wolff
Branch Chief



Michael Rideman
Veracity Management Global, Inc.
June 8, 2007
Page 1